UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Medical Solutions Management, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

584623102

(CUSIP Number)

Shad Stastney
Vicis Capital LLC
126 East 56th Street, Tower 56, Suite 700
New York, NY 10022
(212) 909-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

CUSIP No. 584623102

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Vicis Capital LLC

45-0538105

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO — funds of its advisory client

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware

	7.	Sole Voting Power

70,618,445
NUMBER OF
BENEFICIALLY	8.	Shared Voting Power
OWNED BY
EACH		0
REPORTING
PERSON WITH	9.	Sole Dispositive Power

70,618,445

	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

70,618,445
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

79.6%

14.	Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer

The securities to which this Schedule 13D (the “Schedule”) relates are shares of common stock, par value $0.0001 per share (the “Common Stock”), of Medical Solutions Management, Inc. (the “Issuer”). The address of the Issuer’s principal executive offices is 237 Cedar Hill Street, Marlboro, MA 01752.

Item 2. Identity and Background

(a)	The name of the reporting person is Vicis Capital LLC (“Vicis”).

(b)	The address of Vicis is 26 East 56th Street, Tower 56, Suite 700,New York, NY 10022.

(c)	Vicis is an investment adviser registered under the Investment Advisers Act of 1940, as amended, that provides investment advisory services to the Vicis Capital Master Fund (the "Fund").

(d)	Vicis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Vicis has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Vicis Capital LLC is a limited liability company organized under the laws of the state of Delaware.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each member of Vicis (the “Insiders”):

Members of Vicis Capital LLC

Name	Occupation

Shad Stastney	Member and Chief Operating Officer

John Succo	Member and Chief Investment Officer

Sky Lucas	Member and Head of Global Convertible Arbitrage

To Vicis's knowledge, each of the Insiders is a United States citizen, and none of the Insiders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On July 10, 2007, Vicis, on behalf of the Fund, entered into a Warrant and Debenture Amendment Agreement with the Issuer (the "Agreement"), whereby the Issuer agreed to modify certain terms of the following securities issued by the Issuer and held by the Fund: (1) warrants to purchase 37,720,001 shares of Common Stock in the aggregate ("the Warrants") and (2) senior secured convertible debentures in the aggregate principal amount of $3,050,000 (the "Debentures"). Under the terms of the Agreement, in addition to other changes, the Issuer agreed to reduce (1) the exercise price of the Warrants to $.01 and (2) the conversion price of the Debentures to $.10, in exchange for a cash payment of $2,100,000 by the Fund to the Issuer.

As a result of this transaction, when the shares of Common Stock underlying the Warrants and the Debentures was aggregated with 2,398,444 shares of Common Stock previously acquired by the Fund (which were acquired with consideration paid by the Fund), Vicis was deemed to beneficially own 70,618,445 shares of Common Stock.

On July 19, 2007, the Fund exercised all of its Warrants for a cash payment of $377,200.01, and as of that date, Vicis was deemed to be the beneficial owner of an aggregate of 70,618,445 shares of Common Stock, consisting of 40,118,444 shares of Common Stock and 30,500,000 shares of Common Stock underlying the Debentures.

Item 4. Purpose of Transaction.

Vicis, on behalf of the Fund, acquired the shares of Common Stock, the Warrants, and the Debentures of the Issuer for investment purposes in the ordinary course of its business pursuant to specified investment objectives of the Fund.

Vicis and representatives of Vicis and the Fund have had discussions with senior management of the Issuer and may in the future have such discussions concerning ways in which the Issuer could maximize shareholder value.

Pursuant to a Letter of Credit Reimbursement, Guarantee, Security and Pledge Agreement the Fund has provided certain cash and securities as collateral (the "Collateral") to Custodial Trust Company (“CTC”), a bank and trust company organized and existing under the laws of the State of New Jersey, in order to provide CTC with security for obligations of the Issuer under an irrevocable standby letter of credit issued by CTC in favor of the Issuer. Pursuant to a Guarantee Fee, Reimbursement Agreement and Indemnification Agreement (a copy of which, as amended, is attached hereto as Exhibit A), the Issuer has agreed that, in the event the Fund pays any amounts in respect of its obligations under the Letter of Credit Reimbursement, Guarantee, Security and Pledge Agreement to CTC or any of the Collateral of the Fund is foreclosed, seized, reduced, debited, or otherwise taken, it will: (a) reimburse the Fund for the value of the Collateral and (b) immediately issue to the Fund warrants with an exercise price of $1.00 per share with a term of exercise of five (5) years and entitling the Fund to purchase that number of shares of Common Stock equal to the value of the Collateral taken multiplied by two (2). The parties have agreed that for purposes of the foregoing calculation, the value of the Collateral cannot exceed $2,000,000.

Except as set forth in this Item 4, Vicis has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, but will continue to review this position based upon further developments.

As permitted by law, Vicis may purchase additional shares of Common Stock or other securities convertible, exchangeable or exercisable into Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the of the Issuer and upon other developments, including general economic and stock market conditions.

Item 5. Interest in Securities of the Issuer

(a)
70,618,445 shares of Common Stock may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended by Vicis by virtue of its investment discretion and voting authority granted by the Fund, which may be revoked at any time. Vicis disclaims beneficial ownership of any shares reported on this Schedule.

The foregoing 70,618,445 shares of Common Stock represent approximately 79.6% of the Issuer's outstanding Common Stock (based upon 20,446,729 shares of Common Stock outstanding at May 10, 2007, as reported by Issuer in its Form 10-QSB filed with the SEC for the period ended March 31, 2007 and 70,618,445 shares of Common Stock, deemed to be beneficially owned by Vicis.

(b)	For information on voting and dispositive power with respect to the above listed shares, see Items 7-10 of the Cover Pages

(c)	Except as disclosed in Item 3 of this Schedule, Vicis has not effected any transaction in the Common Stock within the 60 days preceding the date of this Schedule.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 20, 2007
———————————————————————
Date

/s/ Keith Hughes
———————————————————————
Signature

Chief Financial Officer
———————————————————————
Name/Title